

THE FEEL GOOD LAB, LLC
A Delaware Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

THE FEEL GOOD LAB, LLC

Years Ended December 31, 2019 and 2018

Table of Contents





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Members of The Feel Good Lab, LLC
Farmington, Connecticut

We have reviewed the accompanying financial statements of The Feel Good Lab, LLC ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and relies on outside funding to maintain its operations, indicating that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

October 28, 2020

THE FEEL GOOD LAB, LLC
BALANCE SHEETS
December 31, 2019 and 2018
(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 122,711	$ 158,217
Accounts receivable, net	20,047	-
Inventory	116,532	111,000
Total assets	$ 259,290	$ 269,217
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable - related party	$ 5,000	$ 6,000
Accrued expenses	39,275	14,871
Notes payable, current portion	112,969	-
Total current liabilities	157,244	20,871
Notes payable, noncurrent portion	387,031	300,000
Notes payable, related party, noncurrent portion	125,000	25,000
Total liabilities	669,275	345,871
Commitments and contingencies	-	-
Total members' equity	(409,985)	(76,654)
Total liabilities and members' equity	$ 259,290	$ 269,217

See independent accountants' review report and accompanying notes to the financial statements.

THE FEEL GOOD LAB, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Sales, net	$ 242,935	$ 185,157
Cost of goods sold	(123,251)	(101,651)
Gross profit	119,684	83,506
Operating expenses		
Marketing expenses	189,667	91,390
General and administrative	133,285	92,970
Payroll and related expenses	98,523	56,727
Professional fees	27,499	30,950
Research and development	-	42,765
Total operating expenses	448,974	314,802
Loss from operations	(329,290)	(231,296)
Other income (expense)		
Interest expense	(4,041)	-
Grant income	-	50,000
Total other income (expense)	(4,041)	50,000
Net loss	$ (333,331)	$ (181,296)
Changes in members' equity		
Beginning members' equity	$ (76,654)	$ 104,642
Net loss	(333,331)	(181,296)
Ending members' equity	$ (409,985)	$ (76,654)

See independent accountants' review report and accompanying notes to the financial statements.

3

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(unaudited)

		2019		2018
Cash flows from operating activities				
Net loss	$	(333,331)	$	(181,296)
Adjustments to reconcile net loss to net cash used by operating activities:				
Bad debt expense	$	2,534	$	2,122
Changes in operating assets and liabilities:				
Accounts receivable		(22,581)		(1,452)
Inventory		(5,532)		(64,500)
Other assets		-		-
Accounts payable		(1,000)		6,000
Accrued expenses		24,404		7,648
Net cash used by operating activities		(335,506)		(231,478)
Cash flows from financing activities				
Proceeds from issuance of debt		375,000		325,000
Payments on promissory notes		(75,000)		(22,012)
Net cash provided by financing activities		300,000		302,988
Net decrease in cash and cash equivalents		(35,506)		71,510
Cash and cash equivalents, beginning		158,217		86,707
Cash and cash equivalents, ending	$	122,711	$	158,217
Supplemental cash flow information:				
Cash paid during the period for:				
Interest	$	(4,041)	$	-
Income taxes	$	-	$	-

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Feel Good Lab, LLC ("the Company") is a limited liability company organized on January 4, 2016 under the laws of the State of Delaware, and is headquartered in Farmington, Connecticut. The Company produces FDA-registered, over the counter, topical pain relief products for people suffering from muscle and joint pain, arthritis, backache, sprains, bruises and strains.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily records revenue from the sale of topical pain relief products and recognizes revenue at the time the purchased items are shipped to the customer, when the Company's single performance obligation to deliver purchased inventory to its retail customer is satisfied.

Returns are recognized on the date the returned inventory is received by the Company.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2019 and 2018, the Company determined an allowance for uncollectible accounts necessary of $4,656 and $2,122, respectively.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the periods ended December 31, 2019 and 2018, the Company determined no such impairment charge necessary.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $189,667 and $91,390 in advertising costs, respectively.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Delaware jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return and tax years since 2017 remain open and subject to potential future examination.

Concentrations

During the year ended December 31, 2019, 59% and 30% (89%) of our total revenue was concentrated among two customers, respectively. During the year ended December 31, 2018, 79% and 10% (89%) of our total revenue was concentrated among two customers, respectively.

During the year ended December 31, 2019, 78% of our total receivables was concentrated among one customer.

During the years ended 2019 and 2018, 100% of our inventory purchases were concentrated with a single FDA-approved manufacturer.

<u>Recent Accounting Pronouncements</u>

The Financial Accounting Standards Board periodically issues updated guidance or new accounting standards updates (ASUs) that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

NOTE 2 – GOING CONCERN & UNCERTAINTIES

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $568,000 and primarily relies on outside sources to fund operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or sale or equity, its ability to commence profitable sales of its flagship products, and its ability to generate positive operational cash flow. The Company also intends to conduct an offering under Regulation CF with a registered funding portal in the fourth quarter of 2020 in order to raise funds. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a global pandemic by the World Health Organization. The Company's business plans have not been significantly impacted by the COVID-19 outbreak given the limited overall activity, however, the Company cannot accurately predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition, operations, and business plans for 2020 and in future years.

NOTE 3 – INVENTORY

During the year ended December 31, 2019 and 2018, the Company had inventory in the amount of $116,532 and $111,000, respectively, all of which were finished goods.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019 and 2018, the Company owed outstanding balances for services to related parties of $5,000 and $6,000, respectively.

During the year ended December 31, 2018 the Company received cash proceeds of $25,000 from an issued SAFE agreement to a related party.

During the year ended December 31, 2019 the Company received cash proceeds of $150,000 from issued SAFE agreements to related parties, of which $25,000 was repaid in full before year-end.

During the year ended December 31, 2019 the Company received cash proceeds of $50,000 from an issued short-term loan to a related party, which was repaid in full before year-end.

During the year ended December 31, 2018 the Company paid in full an outstanding loan balance of $22,012 from prior years that was owed to a related party and officer of the Company.

NOTE 5 – NOTES PAYABLE

The Company received cash proceeds of $150,000 for a $50,000 grant, recognized as other income during the period, and a $100,000 note issued during the year ended December 31, 2018. The note bears interest at 3.5% and matures October 2028. Principal payments start 12 months from the date of issuance. The note requires monthly payments of $1,080 over the life of the loan starting on the one-year anniversary. During November 2019, the note was amended for the Company to receive a second tranche of $100,000 upon reaching revenue of $500,000 by December 31, 2019 and a third tranche of $100,000 upon reaching $1,000,000 in sales by December 31, 2020. The note consists of a blanket lien on all assets behind existing creditors.

NOTE 6 – CONVERTIBLE NOTES PAYABLE

At December 31, 2019 and 2018, the Company had $100,000 and $50,000 of an outstanding convertible note payable, respectively. The note bear interest at 8% per annum and matures in December 2020. Upon maturity, all principal and accrued interest becomes due and payable in cash. The note may be converted upon the following:

1. Upon the Company receiving cash from a "Qualified Financing", the holder is granted the right to purchase up to 6% of the aggregate purchase price of any debt and/or equity securities sold as well as the option to convert outstanding principal and accrued interest on the same terms and conditions as other purchasers of such series and class of equity securities in such qualified financing, provided that such conversion shall be at a conversion price per share/unit equal to the lowest price per share/unit of such series and class of equity securities issued in the qualified financing multiplied by the discount percentage of 75%.

2. Upon sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to demand payment from the issuer of an amount equal to two multiplied by the outstanding amount existing as of the date of payment thereof.

During the years ended December 31, 2019 and 2018, no principal or accrued interest has been converted per this agreement.

NOTE 7 – CONVERTIBLE EQUITY SECURITIES

During year end 12/31/2019, the Company issued a total of seven convertible equity securities in the form of SAFE agreements for cash proceeds of $275,000 of which $25,000 was paid back in full. The securities are all convertible into future shares/membership interests of the Company. All seven of the securities, totaling $275,000, may be converted upon one the following:

1. Upon equity financing in which the Company issues and sells shares/units of the Company's membership interests at a fixed pre-money valuation, balance to be converted into SAFE shares/membership interests at a conversion price of the lesser of (i) the price per share/unit sold in such Equity Financing multiplied by the discount percentage of 90% or (ii) the Valuation Cap of $8,000,000 divided by the Capitalization immediately prior to such equity financing as defined by the individual agreement.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets, the holder shall be entitled to receive the greater of (i) 100% of its Purchase Amount or (ii) a dollar amount that would be payable to the investor as a holder of units/shares of the common membership interests of the Company if this SAFE had been converted into such units of the Company immediately prior to such liquidity event at a conversion price per share/unit equal to the conversion price as defined by the individual agreement.

During year end 12/31/2018, the Company issued a total of four convertible equity securities for cash proceeds of $175,000. The securities are all convertible into future shares/membership interests of the Company. All four of the securities, totaling $175,000, may be converted upon the following:

1. Upon equity financing in which the Company issues and sells shares/units of the Company's membership interests at a fixed pre-money valuation, balance to be converted into SAFE shares/membership interests at a conversion price of the lesser of (i) the price per share/unit sold in such Equity Financing or (ii) the Valuation Cap of $5,000,000 divided by the Capitalization immediately prior to such equity financing as defined by the individual agreement.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets, the holder shall be entitled to receive the greater of (i) 100% of its Purchase Amount or (ii) a dollar amount that would be payable to the investor as a holder of units/shares of the common membership interests of the Company if this SAFE had been converted into such units of the Company immediately prior to such liquidity event at a conversion price per share/unit equal to the conversion price as defined by the individual agreement.

Future minimum principal payments are as follows:

2020	$ 112,969
2021	12,969
2022	12,969
2023	12,969
2024	12,969
Thereafter	460,155
	$ 625,000

The Company recognized aggregate interest expense on outstanding debt of $4,041 and $0 during the years ended December 31, 2019 and 2018, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. During June 2020, a lawsuit was brought against the Company regard the claims of "100% natural". The suit was settled in October of 2020, in which the Company admitted no fault but are making changes to the product packaging. No accruals related to the settlement have been made within these financial statements.

The Company is subject to certain royalties to members based on total revenue earned to date and number of units sold.
1. Upon the Company reaching $1,000,000 in revenue, the Company is to pay a member a total of $100,000 in monthly payments of $5,000.
2. Upon the Company selling 10,000 units, the Company is to pay a member $1.00 per unit sold and not returned up to a maximum of $50,000.

As of December 31, 2019 and 2018, neither royalty milestones were achieved and no accruals have been made within these financial statements.

NOTE 9 – MEMBERS' EQUITY

The Company currently has one single class of membership. During the years ended December 31, 2019 and 2018, there were $0 in capital contributions. During the years ended December 31, 2019 and 2018, there were $0 in capital distributions. See Note 8 for royalty commitments with certain members as of December 31, 2019 and 2018.

As of both years end December 31, 2019 and 2018, the Company consisted of seven members holding an aggregate 8,400,000 membership interests with 1,600,000 membership interests reserved for future issuances for a total of 10,000,000 membership interests authorized.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 28, 2020, the date these financial statements were available to be issued. The following transactions occurred subsequent to December 31, 2019:

- The Company received $100,000 of proceeds from the second tranche of the loan payable (as discussed in Note 5 above) for the achievement of $500,000 in revenue.

- The Company received $44,000 of proceeds from the issuance of a U.S Small Business Administration loan resulting from small business stimulus funding under the CARE Act.

- The Company received additional note proceeds in the amount of $150,000 from two investors, one of which is a related-party and a family member of the CEO in the amount of $50,000. Both loans are due in December 2020 and carry an effective interest rate of 12%. If not repaid by the maturity date, the loans may be converted to equity at an $8 million valuation.

- In October 2020, the Company entered into a three-year lease agreement for 197 square feet of space within the University of Connecticut's Cell & Genome Science Building. The lease calls for escalating monthly payments between $410-$476 per month through October 31, 2020, resulting in aggregate future minimum lease payments of $11,442 during the term of agreement.

- As discussed in Note 8, the Company was served with and subsequently settled a legal claim with respect to the language on its product packaging.